                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)

                               eHomeOne.Com, Inc.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    282398106
                                 (CUSIP Number)

                              Douglas Shane Hackett
                            204 NW Platte Valley Dr.
                            Riverside, Missouri 64152
                            (816) 584-8030 ext. 1208
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 26, 2001
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing  this  schedule  because of Rule  13d-1(e),  Rule  13d-1(f)  or Rule
     13d-1(g), check the following box [ ].

                                  Page 1 of 7

CUSIP No. 282398106

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Douglas Shane Hackett
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ x ]
    2      (See Instructions)                                          (b) [   ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States Citizen
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -                        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -                        909,090
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -                        0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -                        909,090
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      909,090
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [   ]    (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             7.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                             IN
---------- ---------------------------------------------------------------------

                                  Page 2 of 7

CUSIP No. 282398106

---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON/
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

           Harlaxton Limited Partnership
---------- ---------------------------------------------------------------------
           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ x ]
    2      (See Instructions)                                          (b) [   ]
---------- ---------------------------------------------------------------------
    3      SEC USE ONLY
---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)
           OO
---------- ---------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)   [    ]
---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           Florida
--------------------------- ----- ----------------------------------------------
                          -   7    SOLE VOTING POWER
                          -                        0
      NUMBER OF           - ----- ----------------------------------------------
       SHARES             -   8    SHARED VOTING POWER
    BENEFICIALLY          -                        909,090
    OWNED BY EACH         - ----- ----------------------------------------------
      REPORTING           -   9    SOLE DISPOSITIVE POWER
       PERSON             -                        0
        WITH              - ----- ----------------------------------------------
                          -   10   SHARED DISPOSITIVE POWER
                          -                        909,090
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      909,090
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES  [   ]    (See Instructions)
---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             7.8%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                                             PN
---------- ---------------------------------------------------------------------

                                  Page 3 of 7

Item 1. Security and Issuer

          This Schedule 13D relates to the common stock, $0.01 par value (the
"Common Stock"), of eHomeOne.Com, Inc., a Nevada corporation ("eHome"), with its principal executive offices located at 255 S. Orange Ave., Suite 600, Orlando,
Florida 32801.

Item 2. Identity and Background

          Mr. Hackett is President, Chief Executive Officer and Chairman of the
Board of Innovative Software Technologies, Inc. His business address is 204 N.W.
Platte Valley Drive, Riverside, Missouri 64152. He is a United States citizen.

         During the last five years, Mr. Hackett has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Harlaxton Limited Partnership ("Harlaxton") is a Florida limited partnership. Its general partners are Mr. Hacket and his wife, Robin Hackett.
The principal business of Harlaxton is family investments and the principal address of Harlaxton is 657 Tam Ct., Winter Springs, Florida 32708.

          During the last five years, Harlaxton has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds

          Harlaxton acquired the shares of Common Stock reported in this 13D
(the "Shares") as compensation for the services Mr. Hackett provided to eHome in drafting its marketing plan.

Item 4. Purpose of the Transaction

          The Shares were acquired by Harlaxton, of which Mr. Hackett is one of two general partners, for investment purposes. Neither Harlaxton nor Mr. Hackett have any plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the
Securities Exchange Act of 1934.

                                  Page 4 of 7

Item 5. Interest in Securities of the Issuer

          Prior to August 15, 2003, Harlaxton shared with Mr. Hackett beneficial ownership and voting power and dispositive power over the Shares, which as of
August 15, 2003, represented 7.8% of the Common Stock. On August 15, 2003,
Harlaxton returned the Shares to eHome. As a result, Harlaxton and Mr. Hackett ceased to be the beneficial owners of, or have voting and dispositive power over, the Shares.

          During the past 60 days neither Harlaxton nor Mr. Hackett have purchased or sold securities of eHome and no person other than Harlaxton, Mr.
Hackett and Mrs. Hackett has the right to receive or direct dividends or sale proceeds from the sale of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of eHome.

          None.

Item 7. Materials to be Filed as Exhibits

          None.

                                  Page 5 of 7

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 23, 2003

                                       Douglas Shane Hackett

                                        /s/ Douglas Shane Hackett
                                       -----------------------------------------

                                       Harlaxton Limited Partnership

                                       By:  /s/ Douglas Shane Hackett
                                          --------------------------------------
                                          Douglas Shane Hackett, General Partner

                                  Page 6 of 7

STATEMENT OF JOINT FILING

          Pursuant to Reg. Section 240.13d-1(k)(1)(iii) of the Securities
Exchange Act of 1934, the foregoing Schedule 13D is filed on behalf of the
Douglas S. Hackett and Harlaxton Limited Partnership.

Date:  December 23, 2003

                                       Douglas Shane Hackett

                                        /s/ Douglas Shane Hackett
                                       -----------------------------------------

                                       Harlaxton Limited Partnership

                                       By:  /s/ Douglas Shane Hackett
                                          --------------------------------------
                                          Douglas Shane Hackett, General Partner

                                  Page 7 of 7